Exhibit 99.1

IMRIS Announces Receipt of Nasdaq Notice of Delisting

MINNEAPOLIS, June 1, 2015 /CNW/ - IMRIS Inc.(the Company)(NASDAQ: IMRS; TSX: IM) announced today that the Company received a letter May 26, 2015 from the NASDAQ Stock Market LLC ("Nasdaq") stating that in accordance with Listing Rules 5101, 5110(b), and IM-5101-1, the Staff has determined that the Company's securities will be delisted from The NASDAQ Stock Market. Accordingly, trading of the Company's Common Shares will be suspended at the opening of business on June 4, 2015, and a Form 25-NSE will be filed with the Securities and Exchange Commissions (the SEC), which will remove the Company's securities from listing and registration on The Nasdaq Stock Market. The Nasdaq staff determination was based on the following factors: the associated public interest concerns raised by the Company's press release dated May 26, 2015 in which the Company announced it has filed for protection under Chapter 11 of the U.S. Bankruptcy Code; concerns regarding the residual equity interest of the existing listed securities holders; and concerns about the Company's ability to sustain compliance with all requirements for continued listing on The Nasdaq Stock Market.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.  Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information: Jeffery Bartels, Director - Finance, IMRIS Inc., Tel: 763-203-6328, Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 15:31e 01-JUN-15